SOEFL INC.

112 NORTH CURRY STREET

CARSON CITY, NEVADA 89703

Tel (877) 685-1955

Fax (866) 334-2567

October 5 , 2009

VIA EDGAR AND FAX

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street North East

Mail Stop 20549-4561

Washington, DC 20549

Fax 202-772-9210

Re:

SOEFL Inc. (the "Company")

File No. 333-158153

Dear Ms. Feider:

Sorry for my delay, I have been travelling.

On September 1, 2009, we received a notice that our financial statements included in our Form S-1 filings include financial statements audited by Moore and Associates Chartered ("Moore") and that since the Public Company Accounting Oversight Board ("PCAOB") has revoked Moore’s registration we may not include Moore’s audit reports or consents in our filings.

We have engaged Seale and Beers, CPAs to act as our auditor and will be including their audit reports and consents in our future filings.

Sincerely,

/s/ Ratree Yabamrung

Ratree Yabamrung, President